SEC 1745 (02-02)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13G	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
(Amendment No.    )*

Guess?, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

401617 10 5

(CUSIP Number)

May 29, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)
[ X ]	Rule 13d-1(c)
[ ]	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 401617 10 5

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Armand Marciano

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ ]

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 4,319,492

	6.	Shared Voting Power -0-

	7.	Sole Dispositive Power 4,319,492

	8.	Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,319,492

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.	Percent of Class Represented by Amount in Row (9) 10.01%

12.	Type of Reporting Person (See Instructions) IN

The undersigned was previously party to an Amended and Restated Shareholders’ Agreement with Guess?, Inc. and certain other shareholders of the company.  Accordingly, pursuant to Rule 13d-1(k) of the Securities Exchange Act of 1934 (the “Exchange Act”), the undersigned reported his beneficial ownership of the shares of common stock, $0.01 par value, of Guess?, Inc. (the “Common Stock”) by filing jointly, as part of a group, a Statement on Schedule 13G (and all amendments thereto).  That shareholders’ agreement terminated on May 12, 2003.  The undersigned files this Schedule 13G in his individual capacity pursuant to Rule 13d-1(c) of the Exchange Act.

Item 1.
	(a)	Name of Issuer Guess?, Inc.
	(b)	Address of Issuer's Principal Executive Offices 1444 Alameda Street Los Angeles, California 90021

Item 2.
	(a)	Name of Person Filing Armand Marciano
	(b)	Address of Principal Business Office or, if none, Residence 9465 Wilshire Boulevard, Suite 400 Beverly Hills, California 90212
	(c)	Citizenship United States of America
	(d)	Title of Class of Securities Common Stock, par value $0.01 per share
	(e)	CUSIP Number 401617 10 5

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	[ ]	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	[ ]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	[ ]	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	[ ]	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned: 4,319,492
(b) Percent of class: 10.01%
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote 4,319,492
(ii) Shared power to vote or to direct the vote -0-
(iii) Sole power to dispose or to direct the disposition of 4,319,492
(iv) Shared power to dispose or to direct the disposition of -0-

Mr. Marciano is the trustee of six trusts which collectively own 4,319,492 shares of common stock, as follows:

4,314,492 shares held as sole trustee of the Armand Marciano Trust, dated February 20, 1986

1,000 shares held indirectly as sole trustee of the Armand Marciano Gift Trust-Anastasia

1,000 shares held indirectly as sole trustee of the Armand Marciano Gift Trust-Francisca

1,000 shares held indirectly as sole trustee of the Armand Marciano Gift Trust-Harrison

1,000 shares held indirectly as sole trustee of the Armand Marciano Gift Trust-Dominique

1,000 shares held indirectly as sole trustee of the Armand Marciano Gift Trust-Julien

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [  ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

If a parent holding company has filed this schedule, pursuant to Rule 13d-1(b)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

Item 8.	Identification and Classification of Members of the Group

If a group has filed this schedule pursuant to §240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to §240.13d-1(c) or §240.13d-1(d), attach an exhibit stating the identity of each member of the group.

Item 9.	Notice of Dissolution of Group

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

See Exhibit 1, attached to this Schedule 13G

Item 10.	Certification
The following certification shall be included if the statement is filed pursuant to §240.13d—1(c):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 30, 2003
Date
/s/ Armand Marciano
Signature
Armand Marciano
Name/Title